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March 23, 2012
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stadion Investment Trust (the “Trust”), on behalf of its series, Stadion Trilogy Fund (the “Fund”)
File Nos. 811-21317; 333-103714
Response to Staff’s Comments on Post-Effective Amendment No. 26

Ladies and Gentlemen:

Mr. Vincent DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) recently contacted us by telephone to provide comments on Post-Effective Amendment No. 26 to the Trust’s registration statement on Form N-1A (the “Amendment”).  The following are the comments provided and the Trust’s response to each:

PROSPECTUS

1.     Confirm that the Expense Limitation Agreement referenced in footnote (3) to the Annual Fund Operating Expenses table in the Risk/Return Summary is a contractual agreement.

RESPONSE:  The Expense Limitation Agreement is a contractual agreement.

2.      In the Principal Investment Strategies section of the Risk/Return Summary, revise the disclosure to define or more fully discuss the meaning of “fundamental price changes in the markets” in sub-paragraph (iii) and in the first sentence of the paragraph titled “The Trend Position.”

RESPONSE:  The disclosure in sub-paragraph (iii) has been revised to state that “(iii) index options or other securities in an effort to benefit from substantial price changes (up or down) in the markets (the “Trend Position”)” and the disclosure in the first sentence of the paragraph titled “The Trend Position” has been revised to state that “The Trend Position is designed to benefit from substantial price changes (up or down) in the markets.”

3.     The second sentence of the second paragraph of the Principal Investment Strategies section of the Risk/Return Summary states: “Many of these strategies are designed to manage risk exposure by seeking opportunities that are unrelated to traditional markets.”  Revise the disclosure to clarify and more fully discuss what is meant by “to manage risk exposure by seeking opportunities that are unrelated to traditional markets.”

RESPONSE:  The sentence has been revised as follows (new text underlined):  “These strategies are designed to manage risk exposure by seeking opportunities for return from varying market conditions.”

4.      Revise the disclosure in the Principal Investment Strategies section of the Risk/Return Summary to include the expected allocation of the Fund’s assets to options, preferably with respect to each of the three Positions in the Fund, and whether such percentage allocation is ascertained based on notional or nominal value.

RESPONSE:  The disclosure in the Principal Investment Strategies section of the Risk/Return Summary has been revised to state: “The nominal value of the long options in the Equity Position is generally expected to be not more than approximately 6% of the Fund’s value.  The nominal value of the short options in the Equity Position is generally expected to be not more than approximately 6% of the Fund’s value. The nominal value of the options in the Income Position is generally expected to be not more than approximately 10% of the Fund’s value. The nominal value of the options in the Trend Position is generally expected to be approximately 10%-30% of the Fund’s value.”

5.      The second sentence of the paragraph titled “The Equity Position” of the Principal Investment Strategies section of the Risk/Return Summary states that the Fund will typically invest in common stocks and American Depositary Receipts (“ADRs”).  If investing in ADRs is a principal investment strategy of the Fund, please revise the disclosure in the Principal Risks section of the Risk/Return Summary to disclose the risks of investing in foreign securities.

RESPONSE:  The following disclosure has been added to the Principal Risks section of the Risk/Return Summary:

“Foreign Securities Risk:  ADRs and ETFs investing in foreign securities are subject to risks similar to those associated with direct investments in foreign securities.  Investing in securities issued by companies whose principal business activities are outside the United States may involve significant risks not present in domestic investments. For example, there is generally less publicly available information about foreign companies, particularly those not subject to the disclosure and reporting requirements of U.S. securities laws. Foreign issuers are generally not bound by uniform accounting, auditing, and financial reporting requirements and standards of practice comparable to those applicable to domestic issuers.  Investments in ADRs and ETFs investing in foreign securities also involve the risk of possible adverse changes in investment or exchange control regulations or currency exchange rates, expropriation or confiscatory taxation, limitation on the removal of cash or other assets of the Fund, political or financial instability, or diplomatic and other developments which could affect such investments. Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States. Foreign securities underlying ADRs often trade with less frequency and volume on their respective exchanges than domestic securities, and therefore foreign securities underlying ADRs, and the ADRs themselves, may exhibit greater price volatility than domestic investments.”

6.       Revise the disclosure to define or more fully discuss the meaning of “an average intermediate credit exposure targeting a specific yield” as used in the last sentence of the paragraph titled “The Income Position” of the Principal Investment Strategies section of the Risk/Return Summary.

RESPONSE:    The disclosure has been revised as follows:

“While the Advisor may purchase Fixed Income Instruments of any maturity and credit quality, the Advisor typically invests in a broad mix of ETFs targeting a specific yield that the Advisor may adjust from time to time in response to market conditions.”

7.       In the Principal Investment Strategies section of the Risk/Return Summary, revise the disclosure to include any limitations or guidelines with respect to the Fund’s fixed-income investments in the Income Position, such as maturity or quality restrictions, or state that the Fund may invest in such securities without limitation.

RESPONSE:   The last sentence of the paragraph titled “The Income Position” of the Principal Investment Strategies section of the Risk/Return Summary states that “the Advisor may purchase Fixed Income Instruments of any maturity and credit quality”.

8.       In the Principal Investment Strategies section of the Risk/Return Summary, revise the disclosure to define or more fully discuss the meaning of “debit option spreads” as opposed to “debit options” as used in the first sentence of the second paragraph of the section titled “The Trend Position” and disclose the risks of such investments.

RESPONSE: In the Principal Investment Strategies section of the Risk/Return Summary, the second paragraph of the section titled “The Trend Position” has been revised to clarify that the Fund establishes “debit option spreads” through the purchase of options.  The revised disclosure states:

“Generally the Trend Position favors establishing debit option spreads of varying strike prices and maturities by simultaneously selling and purchasing options on the same underlying instrument having the same expiration date.  The options the Trend Position buys and sells are typically settled in cash rather than by delivery of securities and reflect price fluctuations in a group of securities or segments of the securities market.  The Advisor may also purchase alternative instruments that the Advisor believes will approximate the performance that could be achieved by establishing debit option spreads when the Advisor believes comparable results can be achieved at a lower cost than buying options directly.  The Fund may also invest in ETFs and other investment companies that employ a trend or momentum-based strategy for the Trend Position.”

Additionally, the following disclosure has been added to the section titled “Derivative Risk” of the Principal Risks section of the Risk/Return Summary:

“If the Fund establishes a debit option spread, the potential for unlimited losses associated with the option the Fund sold will be mitigated, but the potential for unlimited gains associated with the option purchased will be reduced by the cost of, and capped by losses potentially incurred as a result of, the corresponding option sold.”

9.      Explain how the use of options in the Trend Position differs from the use of options in the Equity and Income Positions.

RESPONSE:    In the Trend Position, the Fund establishes debit option spreads in an effort to generate income from potential market advances or declines occurring for an extended period of time.  In the Equity Position, the Fund utilizes index option collars to dampen volatility by limiting gains and losses.  In the Income Position, the Fund writes and purchases index put and call options to generate income and provide downside protection.

10.    Clarify how extensively the Fund anticipates investing in exchange-traded funds rather than directly in common stocks, ADRs or fixed-income securities.

RESPONSE:  The Fund does not have any expectations or requirements with respect to the percentage of assets that may be invested in ETFs as opposed to individual equity or debt positions; provided, however, that, as stated in the prospectus, in the Income Position, the Fund will typically invest in fixed-income instruments through ETFs, and in the Equity and Trend Positions, the Adviser will determine whether to use ETFs or individual positions based on the Adviser’s review of opportunities consistent with the strategy for the Equity or Trend Position, as applicable.

11.     In the last paragraph of the Principal Investment Strategies section of the Risk/Return Summary, the disclosure states that the Fund expects to have higher portfolio turnover than other mutual funds and that under normal circumstances the anticipated portfolio turnover rate for the Fund is expected to be significantly greater than 25%.  If the Fund estimates that its portfolio turnover will be approximately 25% but less than 100%, this paragraph may be deleted, as the staff does not consider portfolio turnover of less than 100% to be high.  If portfolio turnover is expected to be 100% or greater, revise the disclosure to indicate the estimated portfolio turnover percentage.

RESPONSE:  Per your request, the Fund has deleted the last paragraph of the Principal Investment Strategies section of the Risk/Return Summary regarding portfolio turnover because the Fund expects to have portfolio turnover of less than 100%.

12.     Revise the disclosure in the Principal Risks section of the Risk/Return Summary to include counterparty risk or leverage risk as a component of “Derivative Risk,” if applicable.  If counterparty risk is not a principal risk of the Fund because the Fund’s options are primarily cash settled, also include disclosure of the risks of such investments, which are currently disclosed in

Additional Information About the Fund’s Investment Objective, Investment Strategies and Risks, in the Principal Risks section of the Risk/Return Summary.

RESPONSE:  The following disclosure has been added as the second paragraph of the section titled “Derivative Risk” in Principal Risks section of the Risk/Return Summary:

“Derivative instruments involve risks different from direct investments in the underlying securities, including: imperfect correlation between the value of the derivative instrument and the underlying assets; risks of default by the other party to the derivative instrument; risks that the transactions may result in losses of all or in excess of any gain in the portfolio positions; and risks that the transactions may not be liquid.  Derivative instruments may create economic leverage in the Fund, which magnifies the Fund’s exposure to the underlying instrument.  If the Fund sells a put option whose exercise is settled in cash, the Fund cannot provide in advance for its potential settlement obligations by selling short the underlying securities, and the Fund will be responsible, during the option’s life, for any decreases in the value of the underlying security below the strike price of the put option.  If the Fund sells a call option whose exercise is settled in cash, the Fund cannot provide in advance for its potential settlement obligations by acquiring and holding the underlying securities, and the Fund will be responsible, during the option’s life, for any increases in the value of the underlying security above the strike price of the call option.  If the Fund establishes a debit option spread, the potential for unlimited losses associated with the option the Fund sold will be mitigated, but the potential for unlimited gains associated with the option purchased will be reduced by the cost of, and capped by losses potentially incurred as a result of, the corresponding option sold.”

13.     If small capitalization risk, emerging markets risk, or junk bond risk is a principal risk of the Fund, disclose such risk in the Principal Risks section of the Risk/Return Summary.

RESPONSE:   Small capitalization risk, emerging markets risk and junk bond risks are not principal risks of the Fund.

14.     In the Management of the Fund section of the Risk/Return Summary, disclose the date the portfolio manager’s service commenced (i.e. the inception date of the Fund) rather than stating only “Since Inception.”

RESPONSE:   The disclosure in the Management of Fund section of the Risk/Return Summary has been revised to state that each portfolio manager’s service to the Fund commenced on April 1, 2012, the Fund’s date of inception.

15.     In accordance with Item 4 of Form N-1A, reorganize the disclosures in the Risk/Return Summary and the section titled Additional Information About the Fund’s Investment Objective, Investment Strategies and Risks so that the Risk/Return Summary summarizes the disclosures regarding the Fund’s principal investment strategies and principal risks and that such strategies and risks are fully disclosed in Additional Information About the Fund’s Investment Objective, Investment Strategies and Risks in response to Item 9.

RESPONSE:  The disclosures with respect to information provided in connection with Item 9 of Form N-1A have been revised to include the information provided in response to Item 4 of Form N-1A.

16.    In the fourth and fifth paragraphs of the section Additional Information About the Fund’s Investment Objective, Investment Strategies and Risks, various methods by which the Fund will “cover” put and call options it writes or sells are disclosed.  Although such methods “cover” these options transaction in the sense contemplated by guidance previously issued by the Commission staff so that such transactions do not raise issues under Section 18(f) under the 1940 Act with respect to the issuance of a “senior security,” they do not “cover” an investor from losses on the transaction.  For example, as the writer of a call option on an index, the Fund would be responsible during the option’s life for any increases in the value of the index above the call option’s strike price, thereby exposing the Fund to unlimited liability.  Therefore, the disclosure should be revised so that put and call options effected in accordance with the disclosure are not referred to as “covered.”

RESPONSE:  The disclosure has been revised as follows:

“When writing a call option, the Fund will (a) maintain with its custodian assets determined to be liquid in an amount at least equal to the strike price of the option, (b) hold an amount of the underlying securities (e.g., in the case of an ETF option, the underlying ETF) matching the underlying obligation, or (c) hold a call on the associated index or instrument where the strike price of the call held is (i) equal to or less than the strike price of the call written, or (ii) greater than the strike price of the call written, provided the difference is maintained by the Fund in segregated assets determined to be liquid (or, in the case of options on ETFs, a number of ETFs equivalent to the difference).

When writing a put option, the Fund will (a) maintain with its custodian assets determined to be liquid in an amount at least equal to the strike price of the option, or (b) hold a put on the associated index or instrument where the strike price of the put held is (i) equal to or greater than the strike price of the put written, or (ii) less than the strike price of the put written, provided the difference is maintained by the Fund in segregated assets determined to be liquid.”

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact Betsy Santen at 513/346-4181 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary